SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ZILLOW GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

98954M101

(CUSIP Number)

31 DECEMBER 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 98954M101

1.	Name of Reporting Person CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization COMMONWEALTH OF BAHAMAS
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power N/A
	6.	Shared Voting Power 1,221,100
	7.	Sole Dispositive Power N/A
	8.	Shared Dispositive Power 1,221,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,221,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%*
12.	Type of Reporting Person CO

*	Based on 53,122,181 shares of Zillow Group, Inc. Class A common stock outstanding as of October 29, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 98954M101

1.	Name of Reporting Person CPH ZILLOW HOLDINGS UNIT TRUST
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization AUSTRALIA
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 1,221,100
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 1,221,100
	8.	Shared Dispositive Power N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,221,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%*
12.	Type of Reporting Person OO

*	Based on 53,122,181 shares of Zillow Group, Inc. Class A common stock outstanding as of October 29, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 98954M101

1.	Name of Reporting Person RIDGEGATE PROPRIETARY LIMITED, AS TRUSTEE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization AUSTRALIA
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 1,221,100
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 1,221,100
	8.	Shared Dispositive Power N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,221,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%*
12.	Type of Reporting Person CO

*	Based on 53,122,181 shares of Zillow Group, Inc. Class A common stock outstanding as of October 29, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 98954M101

1.	Name of Reporting Person JAMES D. PACKER
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization AUSTRALIA
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power N/A
	6.	Shared Voting Power 1,221,100
	7.	Sole Dispositive Power N/A
	8.	Shared Dispositive Power 1,221,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,221,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%*
12.	Type of Reporting Person IN

*	Based on 53,122,181 shares of Zillow Group, Inc. Class A common stock outstanding as of October 29, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

Item 1(a)	Name of Issuer:

ZILLOW GROUP, INC.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1301 Second Avenue, Floor 31

Seattle, Washington 98101

Item 2(a)	Name of Person Filing:

This filing is being made on behalf of:

CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

CPH ZILLOW HOLDINGS UNIT TRUST

RIDGEGATE PROPRIETARY LIMITED, as Trustee

JAMES D. PACKER

Item 2(b)	Address of Principal Business Office or, if none, Residence

CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

10 Petrona House

Fowler Street Off East Bay Street

City of Nassau

Island of New Providence

Commonwealth of Bahamas

CPH ZILLOW HOLDINGS UNIT TRUST

Level 3

54-58 Park Street

Sydney NSW 2000

Australia

RIDGEGATE PROPRIETARY LIMITED

Level 3

54-58 Park Street

Sydney NSW 2000

Australia

JAMES D. PACKER

c/o Consolidated Press Holdings Pty Limited

Level 3

54-58 Park Street

Sydney NSW 2000

Australia

Item 2(c)	Citizenship:

CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED - Commonwealth of Bahamas

CPH ZILLOW HOLDINGS UNIT TRUST - Australia

RIDGEGATE PROPRIETARY LIMITED - Australia

JAMES D. PACKER - Australia

Item 2(d)	Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e)	CUSIP Number:

98954M101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

N/A

Item 4.	Ownership

(a) Amount beneficially owned:

1,221,100 shares of the Issuer’s Class A Common Stock are owned directly by CPH Zillow Holdings Unit Trust (“CPH Trust”). Ridgegate Proprietary Limited (“Ridgegate”), as Trustee of CPH Trust, has sole power to vote or direct the vote of the 1,221,100 shares. Ridgegate is an indirect subsidiary of Consolidated Press International Holdings Limited (“CPIH”), and CPIH is controlled by James Packer. As a result, Mr. Packer and CPIH may be deemed to share the power to vote or direct the vote of the 1,221,100 shares owned directly by CPH Trust.

(b) Percent of class:

2.3%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Ridgegate, as Trustee of CPH Trust, has sole power to vote or direct the vote of 1,221,100 shares.

(ii) Shared power to vote or to direct the vote:

CPIH and James Packer may be deemed to have shared power to vote or direct the vote of 1,221,100 shares. Mr. Packer disclaims such beneficial ownership of such shares.

(iii) Sole power to dispose or to direct the disposition:

Ridgegate, as Trustee of CPH Trust, has sole power to dispose or direct the disposition of 1,221,100 shares.

(iv) Shared power to dispose or to direct the disposition:

CPIH and James Packer may be deemed to have shared power to vote or direct the vote of 1,221,100 shares. Mr. Packer disclaims such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reporting persons have agreed to pay a portion of the net proceeds of any dividends on or sales of certain of the shares of Class A and Class C common stock of the Issuer (not exceeding five percent of the total outstanding shares of Class A and Class C common stock) to an individual.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

*	Based on 53,122,181 shares of Zillow Group, Inc. Class A common stock outstanding as of October 29, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

CONSOLIDATED PRESS INTERNATIONAL	/s/ Michael R. Johnston
HOLDINGS LIMITED	Signature

Michael R. Johnston / Director
Name/Title

CPH ZILLOW HOLDINGS UNIT TRUST	By: Ridgegate Proprietary Limited, as Trustee

/s/ Michael R. Johnston
Signature

Michael R. Johnston / Director
Name/Title

RIDGEGATE PROPRIETARY LIMITED	/s/ Michael R. Johnston
Signature

Michael R. Johnston / Director
Name/Title

*
Signature

James D. Packer
Name

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Packer and filed herewith.

By:	/s/ Michael R. Johnston
Name:	Michael R. Johnston
Attorney-in-Fact

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G dated February 16, 2016 relating to the Class A Common Stock, par value $0.0001 of Zillow Group, Inc. shall be filed on behalf of the undersigned.

CONSOLIDATED PRESS INTERNATIONAL	/s/ Michael R. Johnston
HOLDINGS LIMITED	Signature

Michael R. Johnston / Director
Name/Title

CPH ZILLOW HOLDINGS UNIT TRUST	By: Ridgegate Proprietary Limited, as Trustee

/s/ Michael R. Johnston
Signature

Michael R. Johnston / Director
Name/Title

RIDGEGATE PROPRIETARY LIMITED	/s/ Michael R. Johnston
Signature

Michael R. Johnston / Director
Name/Title

*
Signature

James D. Packer
Name

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Packer and filed herewith.

By:	/s/ Michael R. Johnston
Name:	Michael R. Johnston Attorney-in-Fact

Exhibit B

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Michael Johnston and Catherine Davies, and each of them individually, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of Zillow Group, Inc. and/or Zhaopin Limited (the “Companies”), (i) all forms and schedules in accordance with Section 13(d) or Section 13(g) of the Exchange Act and the rules thereunder, including all amendments thereto (a “Section 13 Schedule”, and collectively, the “Schedules”);

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedules, complete and execute any amendment or amendments thereto, and timely file such Schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as he or she may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that each such attorney-in-fact is serving in such capacity at the request of the undersigned, and is not assuming, nor are the Companies assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

The Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Schedules with respect to the undersigned’s holdings of and transactions in securities issued by the Companies, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15 day of February, 2016.

By:	/s/ James D. Packer
James D. Packer